UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026 (Report No. 2)

Commission File Number: 001-42796

Nasus Pharma Ltd.

Yigal Alon 65

Tel Aviv, Israel 6744317

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

Results of Special General Meeting of Shareholders

On March 5, 2026, Nasus Pharma Ltd. (the “Company”) convened a Special General Meeting of Shareholders (the “Meeting”).

At the Meeting, a quorum was present and the shareholders of the Company voted upon and approved, by the applicable required majority, all agenda items that were described in the Company’s notice for the Meeting and proxy statement for the Meeting (including amending and restating the Company’s Articles of Association to increase its authorized share capital), which were included as Exhibits 99.1 and 99.2, respectively, to the Company’s Report of Foreign Private Issuer on Form 6-K that the Company furnished to the Securities and Exchange Commission on January 29, 2026.

Attached hereto as Exhibit 99.1 is the Company’s Amended and Restated Articles of Association, as amended on March 5, 2026.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Amended and Restated Articles of Association of Nasus Pharma Ltd., as amended on March 5, 2026.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NASUS PHARMA LTD.

Date: March 6, 2026	By:	/s/ Dan Teleman
	Name:	Dan Teleman
	Title:	Chief Executive Officer